Exhibit 99.1

Canaan Inc. Provides Updates to At-the-Market Offering Program

Approximately US$7.8 million raised at an average price of approximately US$1.61 per ADS

Company to pause further ATM Sales through 2025

SINGAPORE, October 31, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today provides an update to its at-the-market (“ATM”) offering program.

On October 24, 2025, Eastern Standard Time, the Company established a new ATM equity offering program to replace the previous program, which had expired. The renewal was intended to broaden Canaan’s banking relationships and enhance its financial flexibility for future growth initiatives.

Following the renewal, Canaan sold a total of approximately 4.84 million American depositary shares (“ADSs”) through the ATM program at a combined average price of approximately US$1.61 per ADS, resulting in total gross proceeds of about US$7.8 million.

The Company has ceased any further sales under the program and does not plan to sell additional shares through the ATM for the remainder of 2025. Whether and when to resume active sales in 2026 will depend on the Company’s cash requirements, market conditions and other relevant factors.

Canaan’s cash position remains solid, supported by continued business momentum. As of September 30, 2025, Canaan held a cryptocurrency treasury of 1,582 bitcoins and 2,830 ETH. On October 28, 2025, the Company introduced its latest generation bitcoin mining machine, the Avalon A16 series, featuring industry-leading power efficiency and manufacturing quality.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com